

Mail Stop 3720

March 1, 2012

Via E-mail:
Mr. Masaru Kato
Chief Financial Officer
Sony Corporation
7-1, Konan 1-Chome, Minato-Ku,
Tokyo, Japan 108-0075

> **Re:** **Sony Corporation**
> **Form 20-F for the Fiscal Year Ended March 31, 2011**
> **Filed June 28, 2011**
> **File No. 1-06439**

Dear Mr. Kato:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended March 31, 2011

The significant volatility and disruption in the global financial markets …, page 12

1. We note your statement that "a failure of *one* or more of Sony's major lenders, or a decision by *one* or more of them to stop lending to Sony due to instability in the Japanese or global financial markets may have an adverse impact on Sony's access to funding from such sources. In turn, this could have a material adverse impact on Sony's operating results, financial condition and liquidity." However, as disclosed on page 79, you have access to lines of credit from two syndicates of Japanese banks and a syndicate of global banks. Furthermore, you represented that "these contracts are aimed at securing

sufficient liquidity in a quick and stable manner even in the event of financial and capital markets turmoil similar to that which occurred in the fall of 2008." Please clarify inconsistencies in your disclosure, particularly how one bank, among these syndicates could adversely impact your access to funding if it fails or decides to stop lending to you.

Business Segment Information, pages 40-60

2. We note that favorable or unfavorable foreign currency exchange rates have a material impact on your operating results. Please quantify the percentage increase/decrease in your operating results due to changes in such rates to enable your investors to better understand how the appreciation of the yen materially impacted your consolidated and your segment results of operations. In this regard, we note your disclosures in your Form 6-K filed February 2, 2012 in which you quantified the impact of currency effects in your discussions of segment and consolidated results of operations.

Consumer, Professional & Devices, page 41
Sales to Outside Customers by Geographic Area, page 43

3. We note in your earnings call for the 2nd quarter of fiscal year 2012 that you subsequently incurred higher than expected losses in your TV business due to the decline in demand, "continuous erosion of price," the "market conditions in the West," and the increase in exchange rate of the yen. Notwithstanding, "the TV business is essential for Sony's future growth strategy." Please provide a detailed discussion of your outlook and plans for the TV business for the fiscal year which begins April 1, 2012. In this regard, we note that your TV business has incurred losses over eight consecutive years.

4. We note that the operating income of the Consumer, Professional & Devices segment was 2.9 billion yen, compared to a loss of 53.2 billion yen in the previous fiscal year which was attributed to an increase in "gross profit due to higher sales." Please clarify whether you are referring to gross profit from higher LCD television sales. If so, please expand your disclosure to describe how you were able to improve your gross profit from your LCD television business (for instance through pricing changes or cost and expense reductions).

Ratings, page 79

5. Please disclose how Moody's and S&P's recent downgrades of your debt ratings to Baa1 from A3 and BBB+ from A-, respectively, will impact your financial flexibility for liquidity and capital management and continued adequate access to sufficient funding resources in the financial and capital markets. If possible, please quantify the impact on your borrowing costs.

13. Fair value measurements, page F-43

6. Please reconcile the net fair value of the assets captioned herein to the balance sheet presentation of these assets pursuant to paragraphs 11 and 12 of ASC 825-10-50 or tell us why such reconciliation is not required.

Item 11. Quantitative and Qualitative Disclosures about Market Risk, page 128

7. As disclosed, Sony Life accounts for 79 percent of the investments in the Financial Services segment, respectively. We further note that for fixed maturity securities with unrecognized losses held by Sony Life as of March 31, 2011 (51.3 billion yen), most of the unrecognized losses arose from securities with maturity dates over 10 years. It appears that these fixed maturity securities are comprised primarily of Japanese government bonds. Please expand your disclosure to address your primary risk exposures arising from a significant concentration of your investment holdings in long-term Japanese government bonds and how these exposures are managed.

Form 6-K filed February 2, 2012

Income Taxes, page 3

8. We note that you recorded income tax expense despite pretax loss "primarily due to Sony continuing to not recognize the tax benefit associated with losses at Sony Corporation and its national tax filing group in Japan which established a valuation allowance against certain deferred tax assets and equity in net loss of affiliated companies being reported net of income taxes," with further reference to "profit from overseas and in the Financial Services segment" per your earnings call for the 3rd quarter of fiscal year 2012. Please tell us what is meant by these disclosures. In addition, tell us in detail how the profit from overseas and in the Financial Services segment resulted in your income tax expense.

Financial Services, page 6

9. We note per your earnings call for the 2nd quarter of fiscal 2012 that the Financial Services segment's operating income for the six months ended September 30, 2011 significantly declined compared to the same period of the preceding year, due primarily to lower operating income at Sony Life. Additionally, we note in your earnings call transcript that the Financial Services segment has invested in various financial products and your Chief Financial Officer does not "have very optimistic forecast about the Financial Service markets in the future." Please tell us and disclose in the MD&A what changes, if any, you have effected to the Financial Services' investment portfolio to improve its profitability and notwithstanding, why you are unable to provide a more optimistic forecast. In this regard, we note that although during the succeeding three months ended December 31, 2011, operating income at Sony Life increased 6.6 billion yen year-on-year to 36.3 billion yen due to "a higher policy amount in force and an

increase in net gains on sales of securities in the general account," operating income decreased for the nine month period year-on-year.

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director